FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


               Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934


                         For the month of August, 2004

       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                       Form 20-F __X__      Form 40-F _____

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the
           information to the Commission pursuant to Rule 12g3-2(b)
                  under the Securities Exchange Act of 1934.)
                            Yes ____     No __X__

  (If "Yes" is marked, indicate below the file number assigned to registrant in connec tion with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

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This Form 6-K consists of:

         A press release on obtaining approvals on the project proposals of two proposed projects and the feasibility study report on Taicang Power Plant Phase II, made on August 17, 2004, in English by Huaneng Power International Inc.



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                       [HUANENG POWER INTERNATIONAL, INC.
                             LOGO GRAPHIC OMITTED]



To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
      Obtained Approvals on the Project Proposals of Two Proposed Projects
        And the Feasibility Study Report on Taicang Power Plant Phase II


(Beijing, China, August 17, 2004) Huaneng Power International, Inc. ("Huaneng Power" or the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] recently obtained approvals from the State Council regarding its project proposals for Yingkou Power Plant Phase II and Qinbei Power Plant Phase II as well as the feasibility study report on Taicang Power Plant Phase II.

The Huaneng Taicang Power Plant Phase II project, located in Taicang City of Jiangsu Province, will involve the construction of two 600MW domestic supercritical coal-fired generating units, with concurrent installation of flue gas desulphurization facilities. Based on Year 2002 pricing levels, the total project investment (including capitalized interest) was estimated at approximately RMB4.446 billion, 25% of which will be self-funded equity capital (of which amount the Company expects to provide 75%) and the remaining 75% of the total investment will be funded by bank loans.

The Huaneng Yingkou Power Plant Phase II project, located in Yingkou City of Liaoning Province, will involve the construction of two 600MW domestic supercritical coal-fired generating units with concurrent installation of flue gas desulphurization facilities. Based on Year 2002 pricing levels, the total project investment (including capitalized interest) is estimated at approximately RMB4.5 billion, 20% of which will be self-funded equity capital from the Company and the remaining 80% of the total investment will be funded by bank loans.

The Huaneng Qinbei Power Plant Phase II project, located in Jiyuan City of Henan Province, will involve the construction of two 600MW supercritical coal-fired generating units with concurrent installation of flue gas desulphurization facilities. Based on Year 2003 pricing levels, the total project investment (including capitalized interest) is estimated at approximately RMB4.489 billion, 20% of which will be self-funded equity capital (of which amount the Company expects to provide 60%) and the remaining 80% of the total investment will be funded by bank loans.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 18,832MW on an equity basis. The Company wholly owns 16 power plants, and has controlling interests in seven power plants and minority interests in four power companies. Today, it is one of the largest independent power producers in China.

                                    ~ End ~


For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin                    Ms. Christy Lai / Ms. Edith Lui
Huaneng Power International, Inc.               Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866                    Tel: (852) 2520 2201
Fax: (8610) 6649 1860                           Fax:(852) 2520 2241
Email: ir@hpi.com.cn


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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                               HUANENG POWER INTERNATIONAL, INC.

                               By  /s/ Wang Xiaosong
                                  ---------------------
                               Name:    Wang Xiaosong
                               Title:   Vice Chairman



Date:     August 17, 2004